SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                     PINECREST INVESTMENT GROUP, INC. f/k/a
                       SYNTHETIC FLOWERS OF AMERICA, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


               Florida                                    59-3467929
               -------                                    ----------
   (State or other jurisdiction                          (IRS Employer
 of incorporation or organization)                    Identification  Number)



  1211 Tech Blvd., Suite 101, Tampa, FL                        33619
---------------------------------------                     -----------


                                 (813) 620-0044
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:        Name of each exchange on which each
                                                  class is to be registered:

                N/A                                           N/A
-------------------------------------        -----------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

Pinecrest Investment Group, Inc. ("Pinecrest" or the "Company") has developed new techniques in hydroponic (soil-free) farming for growing gourmet produce and medicinal quality organic plants. Through the use of its new hydroponic growing system, Pinecrest will build Hydroponic Food Production Facilities to produce totally organic herbs, lettuces, edible flowers, gourmet vegetables and medicinal herbs. This growing system combines over 80 micronutrients and vitamins needed to produce quality plants and a system whereby each plant is fed on exact time intervals and with the proper volume dosages needed for each plant to reach its optimum growth.

HISTORICAL BACKGROUND
---------------------

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. ("Synthetic Flowers") for the purpose of producing and selling silk flowers. In connection with its original organization, 4,000,000 shares of common stock of Synthetic Flowers was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company, but paid for by Langley.

On January 15, 1999, a Stock Purchase Agreement was entered into between Synthetic Flowers, Sheila Langley ("the Selling Shareholder") and David Howe ("the Buyer") wherein the Selling Shareholder agreed to sell up to a total of 3,680,000 of her 4,000,000 restricted shares to the Buyer and several independent investors for $150,000 cash. At the time of the transaction, Synthetic Flowers was a non-reporting public company listed on the OTC Bulletin Board under the trading symbol "SYFA." In conjunction therewith, the following actions took place: (i) the name of the Company was changed to Pinecrest Investment Group, Inc., (ii) new officers and directors were elected, (iii) the corporate office location and registered agent were changed, and (iv) and the Articles of Incorporation were amended to provide that the aggregate number of shares of common stock that the Corporation is authorized to have outstanding at any one time be increased from 50,000,000 to 100,000,000 at $.001 par value per share, and that 25,000,000 shares of preferred stock be authorized to be outstanding at $.001 par value per share.

On March 2, 1999, Pinecrest purchased 2,185,000 shares of restricted common stock from its President, David B. Howe and several independent investors for $90,000 (the cost to David B. Howe) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were originally acquired by Mr. Howe and the investors in connection with the purchase of the Company.

                                       2

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Also, on March 2, 1999, the Company entered into agreements with Michael
Foundation, Limited, a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics information and technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Limited, consisted of 2,185,000 shares of restricted common stock with a market value at that time of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc. consisted of 50,000 shares of restricted common stock with a market value at that time of $1.50 per share plus a note in the amount of $85,000. The hydroponics information and technology purchase included proprietary hydroponic growth solution formulas, trade secrets, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, Maryland. His tests included the validity of the hydroponics growing system and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the hydroponics growing system purchased by the Company at $3.2 million dollars based on man hours and research and development costs.

In March 1999 the Company entered into a revolving line of credit arrangement with Perfect Produce, Inc. which called for a maximum credit line of $100,000. Interest on the credit line was at 8% per annum with the entire principal and interest due in full on or before October 1, 1999. From inception of this agreement through August 12, 1999, a total of $83,052.74 was borrowed against this line of credit and a total of $38,825.68 was repaid. On August 12, 1999, the total principal balance due of $44,227.06 plus total accrued interest due of $1,002.37 was paid in full in connection with a convertible line of credit arrangement with Michael Foundation, Limited.

In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company attained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November, 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December, 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. As of December 31, 1999, the shares had been issued to Michael Foundation, Limited and were being held in escrow by legal counsel for Pinecrest, the Company had received a total of $463,000 cash and carried a Subscription Receivable of approximately $437,000.

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On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms,
Inc., ("Pinecrest Farms") a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

On April 9, 1999, the Company purchased approximately 40 acres of land located in Lithia, Florida, approximately 20 miles southeast of its Tampa, Florida corporate offices from Hopewell Land Partners. The land will be the site of the Company's first Food Production Facility and will be comprised of 20 greenhouse ranges, a 10,000 square foot packing and distribution building and administrative offices for its farming operations. Each greenhouse range will contain 30,000-sq. ft. of harvestable production area.

Phase I calls for the construction of the first 60,000 square foot production area to be in operation in April, 2000, as well as all local, state and federal approvals, if any, for another 540,000 square foot production area to be completed within 18 months thereafter. The initial 60,000 square foot production area will produce weekly harvests within 45 days after completion, generating revenues in May or June, 2000.

Phase II, which is expected to overlap with Phase I, will increase the production area by an additional 210,000 square feet by July 1, 2000.

Phase III encompasses the remaining 390,000 square feet and is expected to be completed by the summer of 2001.

On January 10, 2000 the Company's Board of Directors approved a 5 for 4 stock split for shareholders of record on December 31, 1999, with any fractional shares being rounded up to the next whole share. Certificates for a total of 1,506,770 additional shares were issued by the Company's transfer agent and mailed to shareholders on February 4, 2000. After giving effect to this transaction, the total common shares outstanding are 7,533,804.

On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share. (See details under "Information Statement" under Part II, Item 2, Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.)

The Company has previously announced that it was considering joint ventures with several entities as technology partners in various geographical locations. At this time, the Company has determined that it is not in the best interest of the Company to pursue and/or consummate any joint ventures.

There have been no bankruptcies, receiverships or similar proceedings in this company.

INDUSTRY OVERVIEW
-----------------

Hydroponics is the method of growing plants without soil and is a more efficient way to provide water and nutrients to plants. Instead of using soil where a plant must first grow a large root system to find food and water, hydroponics uses a wet growing medium and specially prepared nutrient solutions that go directly to the roots of the plant. This enables the plant to spend more energy growing above the surface, producing more vegetation and larger flowers and vegetables. Because root systems are compact in size in the hydroponic growing environment, plants may be grown closer together, yielding greater crops per square foot, as well as growing up to twice as fast due to the high levels of oxygen in the root system.

Other advantages of a hydroponic growing system are (i) because there is no soil, there will be no weeds or soil-borne pests and disease, and (ii) plants will maintain optimum nutrient and moisture levels which produces healthier plants, faster growing plants and plants that will be more disease resistance as they are not stressed by drought. Because of these advantages, hydroponic produce has a longer shelf life than soil-grown produce.

BUSINESS OVERVIEW
-----------------

Pinecrest's growing system centers around the design of high-tech greenhouses and specific nutrient feeding formula and feeding schedules. Pinecrest's greenhouses differ from traditional greenhouses. Whereas traditional greenhouses have a screening and translucent cover, Pinecrest's design has a microscreen to keep out virtually all insects and a special roof to allow sunlight in without the damaging ultraviolet rays that can burn leaves and cause a waxy buildup on the plants, both of which deplete the plant of its essential oils that provide flavor and nutrition. Pinecrest's feeding system is designed to precisely monitor correct dosages of specific nutrients for delivery to plants based on its individual needs.

Pinecrest's system is a closed environment without polluted water, airborne pesticides or mechanically induced non-organic chemicals. Due to the closed environment, Pinecrest methods provides: (i) the elimination of damage control of infestation by the addition of insects that are natural predators to plant-eating insects, (ii) limited organic pesticides, and (iii) the inclusion of barrier plants which are not only discouraging to insects but are harvestable as well; such as rosemary as a shrub line and marigolds and dandelions as edible flowers.

The Company's farming system encompasses greenhouse design, nutritional supplements, feeding cycles and dosages and environmental effects. A three and a half year study of this new hydroponic growing system was conducted in Florida using experts from the University of Florida, Disney World's Land Pavilion, Florida Southern College and the University of Utah, as well as experienced farmers. Other research contributors included individuals from the fields of mechanical, electrical and chemical engineering, finance and accounting, nutrition, organic fertilization and pest control, and hydroponic and greenhouse equipment manufacturers. These individuals performed detailed analyses of the technical, fiscal and nutritional aspects of the technology. During this testing phase, the produce was used by Walt Disney World, Renaissance Vinoy Hotel, Hyatt Regency, Marriott World Center and Carrabba's Italian Grills. All participants indicated their utmost satisfaction with the products.

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OPERATIONAL OVERVIEW
--------------------

Pinecrest's business operations will be categorized into the following areas:
Hydroponic Food Production Facilities (HFPF), Product Mix and Cost of Production, Nutrient Mix and Feeding Schedules, Greenhouse Design, Method of Irrigation, Product Distribution and Delivery, Marketing and Personnel and Administration.

The Company anticipates that each HFPF location will be built on a 40 to 50 acre tract of land. These tracts would contain up to approximately 750,000 square feet of hydroponic growing area, as well as support and processing buildings. Roughly one-half of each site is dedicated to hydroponic facilities. Depending on local building codes and ordinances, the remainder of the site will be needed for parking, storm water retention and office facilities.

The Company anticipates its product mix to include herbs, gourmet lettuces, herbal medicinals, edible flowers and plants for medicinal derivatives. Product mix during the first six months of production will be limited to herbs and lettuces with approximately 80% of production concentrated in lettuces and spinach. It is anticipated that the basic crop mix for the lettuce crops will be 60% spring mix/mesclun mix, 30% romaine lettuce and 10% spinach.

INITIAL FACILITIY
-----------------

The location for Pinecrest's initial hydroponic herb and lettuce production facility is on Country Road 640 approximately one mile east of State Road 39 in the community of Lithia, in southeastern Hillsborough County, Florida. This 40-acre tract of land was purchased in April 1999 for $360,000. Pinecrest provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly, for one year at which time the balance is due and payable in full. The Company is pursuing mortgage financing through the use of a U.S. Rural Development Act loan as discussed in the Cash Requirements section of Item 2 below. In addition, discussions with interested private lenders and individuals indicate that refinancing of the first mortgage is possible, if needed.

Pinecrest anticipates receiving building and development permits from Hillsborough County with respect to the property in February 2000. The permits should allow for a total of 20 greenhouse ranges (10 greenhouse hoops per range) and a processing/distribution facility including offices. Construction on the first two greenhouse ranges will begin immediately after we receive permits and take approximately 30 to 45 days to build. Assuming we receive permits by mid-February 2000, we anticipate the greenhouses will be completed by the end of March 2000. Several phases of construction will be planned with the complete build-out scheduled for June 2001. Approximately 13 greenhouse ranges are targeted for construction by the end of December 2000. This will provide total harvestable area in each range of approximately 30,000 square feet for a total of approximately 390,000 square feet.

Based on the schedule described above, initial planting of the first two greenhouses should take place by April 1, 2000 with the first harvests and delivery of product beginning by the first week in May 2000.

GREENHOUSE DESIGN
-----------------

The typical greenhouse structure will consist of 10 hoop-style greenhouse buildings ("hoops"). Each hoop will be 30 feet in width, 120 feet in length and 10 foot high side walls. When gutter-connected together, these 10 buildings will make up a "range." The dimensions of each range will be 120 feet wide by 300 feet long. The interior area of each range will be approximately 36,000 square feet with harvestable area being approximately 30,000 square feet.

In addition, each range will have a 300-foot long by 12-foot wide screened lean-to that will serve as an intake chamber for cooling pads. The cooling pads will help to keep temperatures down during the hot, Florida summer months.

The roof of the buildings will be made of a double layer of polyvinyl sheeting that will be inflated to provide a small degree of insulation without significantly reducing beneficial solar rays. The side walls will be similarly constructed using a single layer of polyvinyl sheeting permanently attached. The end walls will be made of corrugated polycarbonate panels.

Air circulation will be provided by greenhouse exhaust fans in each greenhouse range (2 fans per greenhouse hoop). These fans draw air into the lean-to intake chamber, through the cooling pads into the greenhouse growing area and eventually out of the greenhouse. In addition, circulating fans will be located throughout each greenhouse range to keep air constantly moving within the greenhouse growing area.

FEEDING SYSTEM
--------------

The actual mix of nutritional supplements and feeding schedules needed for optimum growth varies with the following criteria: (i) the daily, weekly and seasonal climate, (ii) daily analysis of the water supply at the farm location,
(iii) the desired weight and density of the product at harvest, and (iv) plant absorption rates. Using a hydroponic framework, Pinecrest's testing and experimentation has resulted in an 80+ mineral supplement for each plant containing growth-optimizing nutrients not found in the soil or in current commercial fertilizing products. By using this new supplement mixture, maximum growth is achieved: in the same square footage where an ordinary soil-based farmer may plant three harvestable crops in one year, a total of 36 harvests is achieved.

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Over-farming has depleted soil-grown produce of the micronutrients and trace minerals that are needed for proper human health. Pinecrest's growing process schedules the delivery of these micronutrients so that the produce harvested from each greenhouse is a consistently reliable source of micronutrients for the consumer. All micronutrients used are plant derived and non-toxic.

Several methods of feeding were considered. After considerable experimentation and analysis, it was determined that a feed/starve flood system design was the best all-around system. A brief discussion of the reasoning follows.

Many early hydroponic systems used a constant drip method of irrigation or a pool that remained present at all times. One of the problems with these irrigation methods was that beds were constantly wet and it promoted pest and fungi growth. The feed/starve concept of irrigation is based on the idea that if the plants are only fed at certain intervals rather than a constant drip feed, the plants will be heartier and when harvested will survive for a longer period of time before wilting occurs. This will provide a longer shelf life for the crops. In addition, since water/nutrient mix is only present for short periods of time and these periods are few and far between, a significant reduction in pest and fungi problems related to stagnant moisture will be experienced. Another benefit of this irrigation method is a significant reduction in the amount of water and fertilizer needed during the growing process.

A primary variable to be dealt with on a location by location basis is the water supply. An analysis of the water will be necessary to determine the natural level of sulfur and iron in the water along with the unmodified pH content of the water.

In addition, specific levels of certain nutrients will be increased or decreased on a daily basis regardless of the makeup of the basic formula for that particular crop in order to thicken the leaves, increase oil content in the plants and increase stamina or shelf life immediately prior to harvesting. Increased oil content means more flavor and a higher quality product. Thicker leaves and increased oil content increases the weight of the produce, which is sold by the pound.

PINECREST PRODUCTS
------------------

The product mix of each Pinecrest farm will initially be limited to two categories; herbs and lettuces. Pinecrest anticipates that lettuces and spinach will comprise approximately 80% of overall production. It is anticipated that the basic crop mix for the lettuce crops will be: 60% spring mix/mesclun mix; 20% romaine lettuce and 20% spinach.

In addition, gourmet herb crops carrying high markup will also be produced. Although the anticipated herb crops will only account for approximately 20% of overall production, approximately one-third of total projected revenues and 40% of total gross profits will be derived from these crops. The initial anticipated crop mix for herbs will be approximately: 26% basil, 20% chives, 20% rosemary, 13% thyme, 8% cilantro, 7.5% mint, 2% sage, 1.5% tarragon, 1.5% dill, .5% chervil and arugula. However, this crop mix may vary somewhat based on customer base and market trends.

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The costs of production for each type of crop will vary due to crop life, germination periods, and frequency of harvest and growth rates. The average production cost of the lettuce and herb crops should approximate 33% of revenues.

PRODUCT DELIVERY
----------------

One of the Company's primary concerns is with the prompt delivery of fresh, high quality produce. The Company intends that products will be delivered to its customers within 24 hours of the time it was harvested. The Company has designed an inventory management system for its larger customers which requires delivery personnel to constantly monitor the customer's product usage and shelf life and replenish as needed while supplementing with additional specific orders. Local delivery will be accomplished using a 20' x 24' refrigerated box truck with regional, bulk deliveries being accomplished by refrigerated semi-truck. The Company plans to lease the box trucks and to contract for the semi-trucks.

TARGET MARKETS
--------------

Pinecrest has defined its primary market as four and five-star hotels and resorts. Historically, these establishments use large volumes of herbs, lettuces and gourmet vegetables and usually employ master chefs who concentrate on quality rather than price. An added attraction is that the hydroponics technology allows the crops to grow in a completely soil-free environment which virtually eliminates need for repeated washing.

Secondary markets are cruise ship lines, smaller restaurants, caterers and retail consumers. These markets are typically more cost conscious and may have lower consumption levels. The Company believes that establishments having lower consumption levels but a reputation for higher quality foods will be attracted to the variety of gourmet lettuce mixes grown by Pinecrest. By offering high volume crops such as spring mix, mesclun mix, romaine lettuce and spinach, it will be affordable for the Company to deliver to smaller volume restaurants because the gourmet herbs and vegetables carry larger profit margins.

The Company will also continue its research and development of producing high potency medicinal herbs and plants.

MARKETING STRATEGY
------------------

Pinecrest's primary marketing strategy is to target executive chefs at four and five star resorts and restaurants through distribution of samples and promotional account servicing. We targeted an initial customer base in central Florida comprised of several large, high profile restaurants and resorts during the research and development phase. Contact has been maintained and the Company has received strong indication of their business. In fact, in some instances, the potential customers have asked the Company to explore an expanded product line with comparable or potentially higher profit margins. Based on indications, this potential customer base should purchase most of our production for the year 2000. Based upon our experience during the research and development phase, management does not feel that sales will be a primary concern.

As business increases, a significant number of customers will be acquired within a central geographic area prior to having enough volume to justify another farm location. In this situation, a refrigerated semi-truck will transport the products in bulk to a central distribution facility. This facility could be similar to a florist shop in design with a large area in the back portion of the facility to allow for repackaging of the products for delivery to local customers. The front of the facility would provide a small area for retail and walk-in traffic for small customers such as caterers. When volume reaches a level that it can support another farm facility, we will determine a centralized location and construct a new facility.

We also plan to use Internet marketing to reach customers in remote locations. Public relations articles written on the quality of the products are expected to interest many restaurants.

COMPETITION
-----------

The hydroponic produce industry is competitive but fragmented. The Company could face significant competition. The Company's competitors differ depending on product type and geographic market with the primary volume of competition coming from California, Florida, Israel, Central America and Mexico. Several of the Company's competitors are well established and may have greater assets and financial resources than the Company, and larger marketing and research and development budgets.

However, competition in the fresh produce industry is influenced not as much by price, as by the consistent supply of high-quality produce. In many cases, competitor products are delivered from another state, across the U.S. or in some instances from another country. Generally, the produce is not delivered until over a week after it is harvested. Pinecrest Farms expects to be able to deliver its products within 24 hours of the time it is harvested and in many instances within 12 hours.

The Company believes that it can successfully compete in its chosen target markets due to its advanced hydroponic growing techniques that can produce the highest quality produce available, efficient, timely delivery and the ability to meet customers' product demands and price points.

WORLD WIDE WEB
--------------

The Company has a World Wide Web home page at http://www.pncr.net. This web page contains basic information about the Company, its latest news, technology, products, investor information and frequently asked questions, as well as how to contact the Company.

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TRADEMARKS AND PATENTS
----------------------

At this time, the Company has no patents or trademarks, however the Company's intellectual property attorneys are reviewing the possibilities of a patent on the nutritional formula used in its growing process.

GOVERNMENT APPROVALS
--------------------

Other than local business licenses, none of the Company's products or services require any government approval. The Company does not know of any existing or probable governmental or environmental regulations that would have an effect on its business.

SERVICE AND SUPPORT
-------------------

The primary concern of the market to be serviced is the prompt delivery of fresh, high quality produce. Generally, the products will be delivered to the customers within 24 hours of the time they are harvested. In addition, the use of an inventory management system for larger customers is anticipated. This system requires the Company's delivery personnel to constantly monitor the customer's product usage volume and shelf life similar to bread truck delivery personnel. Many customers prefer this service because it guarantees the freshest produce and saves time.

Fresh produce must be stored and transported at certain constant temperatures. Most herbs and lettuces must be stored at approximately 37 degrees Fahrenheit. However, basil must be stored at approximately 54 degrees Fahrenheit. In many instances, produce from competitors may be unrefrigerated for several hours after harvest before it is received at a warehouse where all produce is stored in one area, regardless of the specific refrigeration requirements of particular varieties of produce in order to maintain optimum freshness. In addition, temperature variances within the warehouse can be dramatic. The Company will typically deliver in 20'-24' refrigerated box trucks partitioned for zoned cooling to maintain temperatures at desired levels.

Sales and delivery personnel will discuss product and service concerns of customers on a frequent and regular basis in an effort to avoid product quality problems, service issues and to address changing product needs of customers.

SEASONALITY
-----------

The Company's product diversification and its ability to grow products year round is such that it does not expect to experience seasonal up or down turns.

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


SOURCES AND AVAILABILITY OF RAW MATERIALS
-----------------------------------------

The Company's regular operations relies on the availability of seeds, growing media, and nutrient growing solution ingredients in order to grow its products. None of these materials are proprietary, it is how and when they are used that is unique. All of these ingredients are readily available from a wide variety of vendors, none of which are deemed to be a critical single source supplier. Materials used to build the greenhouse ranges are also readily available from numerous vendors across the U.S.

WORKFORCE
---------

The Company currently employs 2 administrative individuals with one administrative individual being employed in Pinecrest Farms. Once construction is complete and production begins, the Company expects to employ additional individuals in areas of production, sales and marketing and administration. By the end of December 2000, the Company expects to hire five additional employees for administration and plans to lease approximately 100 individuals in the following functional areas: 80 Production individuals for quality control, distribution, production and greenhouse supervisors, harvesting, packing and shipping and delivery; 7 individuals in Sales & Marketing; and 13 individuals in Administration. The Company does not currently have nor does it expect to have a collective bargaining agreement with its employees.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Introduction
------------

This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity/cash flow of the Company during the period from Inception (September 5, 1997) to June 30, 1999 and the six months ended December 31, 1999. This should be read in conjunction with the financial statements and notes thereto included. Meaningful quarterly results are unavailable for the period from Inception (September 5, 1997) to December 31, 1999 because of the development stage nature of the Company and the fact that it had no revenue generating operations during that period. However, a financial audit was performed for the period from Inception to June 30, 1998 and also for the period from July 1, 1998 to June 30, 1999. Reviewed interim financial statements are also provided for the six months ended December 31, 1999. The following comments will discuss the Company's development stage operating results on a standalone basis as opposed to a comparative basis.

Cash Requirements Analysis
--------------------------

Due to the Company being in a development stage, operations and capital expenditures have been completely financed through the use of short-term and long-term credit arrangements as well as the sale and/or exchange of the Company's common stock. Cash generated over the past 12 months from the Company's financing activities has totaled approximately $558,000 (inclusive of the funds raised through Michael Foundation, Limited, with a subscription receivable due of $437,000). Arrangements have been made for the availability

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


of approximately $600,000 in additional cash from financing activities including Long-term debt and lease arrangements. This should provide adequate funding to carry the Company until Phase I of the Lithia Food Production Facility is complete and operational at the end of June, 2000. At that point the Company believes that cash generated from its farming operation will be sufficient to maintain operations.

Once in operation, it is anticipated that Phase I will produce monthly gross revenues of approximately $200,000 and monthly net income of approximately $75,000.

The Company is pursuing a Federal Rural Development Act Loan or other comparable financing to finance Phase II of the Lithia facility. While the Company has already received significant interest and expects to complete such a transaction within the next few months, it is possible the Company could be unsuccessful in obtaining such financing. In this event, the rate of build-out of Phase II, and resulting revenues and profits would be slower than projected since construction would then be financed out of profits. However, the Company would still be able to maintain a positive cash flow position and positive net profits from operations.

Once Phase II is completed and in operation, total monthly revenues from Phase I and Phase II facilities are anticipated to be in excess of $700,000 and monthly net income to be in excess of $300,000.

Based on our cash flow projection, Phase III is to be financed out of profits and, therefore, no financing is anticipated at this time.

Product Research & Development
------------------------------

The Company will continue to research new product lines and methods of production. However, these expenditures have already been budgeted for and it is not anticipated that any additional funding will be necessary for these operations.

Significant Capital Expenditures
--------------------------------

The Company spent approximately $175,000 on engineers, permitting, materials and equipment to be incorporated into the Phase I Lithia facility and approximately $10,000 on research and development in November and December of 1999. We anticipate that the additional costs to complete Phase I of the Lithia facility and necessary overhead expenditures will total approximately $500,000.

Phase II costs for greenhouses and equipment will total approximately $250,000 per greenhouse range. Phase II will consist of 5 greenhouse ranges for a total of $1,250,000.

Phase I and II costs are all expected to be expended in the year 2000.

Phase III costs are anticipated to be expended beginning at the end of 2000 and continuing into 2001. The rate of completion of Phase III will depend greatly upon the timing of the build-out of Phase II. Phase III construction costs will also be approximately $250,000 per greenhouse range. A total of 13 greenhouse ranges will be built in Phase III at a total cost of $3,250,000.

Changes in Personnel
--------------------

The Company currently has 2 employees that are employed by the parent corporation, Pinecrest Investment Group, Inc. and 1 employee of the subsidiary corporation, Pinecrest Farms, Inc. It is anticipated that Pinecrest will hire approximately five employees over the next twelve months. Pinecrest Farms is anticipated to increase to approximately 100 employees over the next twelve months with the majority of them being provided through an employee leasing firm.

Impact of Year 2000 Issues
--------------------------

Due to the method of storing date information in computers using two digits to indicate the year instead of four digits (for example "99 instead of "1999") some computer systems may not accept input of, store, manipulate or output dates in the years 2000 or thereafter without error or interruption. This is known as the Year 2000 or Y2K problem. It is possible that the Company's software products and internal information systems and the business systems of its suppliers or customers will be negatively impacted by Year 2000 problems. Pinecrest has conducted a review of its business systems in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the Company believes that its internal information systems are Year 2000 compliant and the Company does not expect the Year 2000 issue to have a material adverse affect on its systems.

All internal information systems of the Company were purchased in 1998 or later, well after software vendors stated that their products were Year 2000 compliant. The Company believes that the risk of Year 2000 issues and the costs associated with Year 2000 issues are minimal.

The Company has backed up all corporate information systems and all systems are properly functioning.

Item 3. PROPERTIES.

The Company's principal office is located at 1211 Tech Blvd., Suite 101, Tampa, Florida 33619, where it leases approximately 1,200 square feet on a month to month basis.

The Company also owns approximately 40 acres in eastern Hillsborough County, Florida located one mile east of Highway 39 on Highway 640 where it plans to build its first hydroponic farming facility in March 2000.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of the filing date of this Form 10SB, information concerning ownership of the Company's securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than five percent of each class:

                         Name and Address                   Amount            Percent
 Title of Class       of Beneficial Owner (1)                Owned           of Class(2)
 --------------      -------------------------              -------         -----------

Common             David B. Howe, Chairman, President
                   and Chief Executive Officer
                   1211 Tech Blvd., Suite 101
                   Tampa, FL  33619                         512,500            6.803%

Common             Sheryl B. Salvadore, Secretary,
                   Treasurer and Director
                   1211 Tech Blvd., Suite 101
                   Tampa, FL  33619                          12,500            0.165%

Common             Thomas M. Tillman(3)
                   President of Pinecrest Farms, Inc.
                   1211 Tech Blvd., Suite 101
                   Tampa, FL  33619                          79,168            1.051%

Common             Robert Goldberg
                   PO Box 17663
                   Clearwater, FL  33762                    450,000            5.973%

Common             Walter W. Knitter
                   PO Box 22023
                   Tampa, FL  33622                         635,500            8.435%

Common             Michael Foundation, Limited(4)
                   c/o First Nevisian Corporate Serv.
                   Henville Building, Prince Charles St.
                   Charleston, Nevis
                   West Indies                            3,804,589           50.500%

All Executive Officers and Directors
    as a group (3 persons)                                  604,168            8.019%


-------------------------------------------------------------------------------------------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)  Based upon 7,533,804 shares currently outstanding.
(3) All shares issued to Tillman & Associates, Inc., a corporation controlled by Thomas M. Tillman.
(4)  Michael Foundation, Ltd. is controlled by Simon Shaw.


Incentive Stock Option Plan
---------------------------

On January 10, 2000, the Board of Directors of the Company adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999 (the "Plan") which was subsequently approved by a majority of the shareholders on January 10, 2000. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executive and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

The following is a general description of certain features of the Plan that is annexed in this filing as an exhibit.

     Participation. Participants will be selected by the Committee from time to time among the executives and key employees of the Corporation or of any subsidiary of the Corporation. Directors who are employees of the Corporation or of any subsidiary of the Corporation will be eligible for inclusion. Participation in the Plan will be on an individual basis and the Committee shall have complete discretion in selecting those persons, if any, who may participate.

     Number of Shares. The total number of shares of common stock for which options may be granted pursuant to this Plan shall not exceed 1,200,000 shares except that, if options as to any shares lapse without being exercised, such shares may be re-optioned. Within the limits herein contained, the number of shares for which options will be granted from time to time and the periods for which the options will be outstanding will be determined by the Committee.

     No participant may be granted an option pursuant to this Plan in any one calendar year to purchase more than $100,000 of common stock of the Corporation, valued at the time of the grant, provided, however, that one-half of any unused portion of such amount may be carried over or granted in any of the three succeeding calendar years, and as such shall be added to the otherwise applicable dollar limitation for such succeeding years.

     Option Price. The Option price of options granted pursuant to this Plan shall be (a) one hundred percent (100%) or (b) in the case of an individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Corporation or of any subsidiary of the Corporation one hundred ten percent (110%), of the fair market value of the shares of common stock at the date on which the options are granted, which date shall be the date on which the letters to the grantees setting forth the terms of the option are executed by the Corporation.

     Term of the Option. No option granted pursuant to this Plan shall be exercisable after the expiration of ten years from the date the option is granted. Within these limits, the Committee will determine the expiration date of the options.

     Time of Exercise. An option granted pursuant to this Plan may be exercised in whole or in part at any time after one year from the date of grant until the expiration of the term of the option. No option granted pursuant to this Plan shall be exercised by the grantee while there is outstanding any Incentive Stock Option previously granted to him to purchase stock in the Corporation or any corporation which at the time of granting the option is a parent or a subsidiary of the Corporation or a predecessor corporation of any such corporation.

     Payment of Shares. Upon the exercise of an option granted pursuant to this Plan, payment may be made at Employee's option, in cash or by check.

     Sale of Option Shares. The participant must represent and warrant to the Corporation as condition of the granting of an Option hereunder, and for the continued validity thereof, that the participant will not sell or offer for sale any shares of stock obtained hereunder in the absence of an effective registration statement as to such stock under the Securities Act of 1933, as amended, unless the Corporation shall have received opinion of counsel satisfactory that such registration is not required, and that no stock will be sold or offered for sale in violation of any applicable state securities legislation. The Corporation may legend any shares issued on exercise of an Option to reflect this provision.

     Amendment to the Plan. The Plan may be amended at any time by the Board of Directors, provided that no amendment shall be made without the approval of the stockholders which shall increase the total number of shares covered by the Plan, change the description of the class of employees eligible to receive options, or reduce the option price.

No stock options have yet been granted under the Plan.


Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information concerning each of the Company's directors and executive officers:

Name                      Age              Position
----                      ---              --------

David B. Howe              47           Chairman of the Board, President, Chief
                                        Executive Officer

Sheryl B. Salvadore        43           Secretary, Treasurer, Director

Thomas M. Tillman          42           President, Pinecrest Farms, Inc.


David B. Howe - Chairman of the Board, President, and Chief Executive Officer - Mr. Howe has served as Chairman of the Board, President and Chief Executive Officer of the Company since founding the Company in January 1999. From 1988 to the present, Mr. Howe has served as President of Blackhawk Financial Group, Inc., a privately held Florida corporation specializing in mergers and acquisitions. Mr. Howe earned a BA in business finance at the State University of New York at Fredonia where he has just completed a 12-year term as a member of its Foundation Board.

Sheryl B. Salvadore - Secretary, Treasurer and Director - Ms. Salvadore has served as Secretary, Treasurer and Director of the Company since January 1999. From 1995 to the present, Ms. Salvadore has served as Secretary of Blackhawk Financial Group, Inc., a privately held Florida corporation specializing in mergers and acquisitions.

Thomas M. Tillman - President of Pinecrest Farms, Inc. - Mr. Tillman has served as President of Pinecrest Farms, Inc. since November, 1999. From 1997 to the present, he has served as President of Tillman & Associates, Inc., a privately held Florida corporation specializing in financial and management consulting. From 1996 to 1997, Mr. Tillman served as Vice President and Chief Financial Officer of Employers 1st Trust Corp., an employee leasing company. In October, 1992, Mr. Tillman filed for protection under Chapter 7 of the United States Bankruptcy Code with the action being discharged as of January 1993. From 1993 to 1997, Mr. Tillman served as President of ATR Financial Group, Inc., a privately held Florida corporation providing accounting and financial consulting. Mr. Tillman earned a BA in Pre-law and Accounting from the University of South Florida.


Item 6. EXECUTIVE COMPENSATION.

The Summary Compensation Table below details all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers in 1998 and in 1999.

SUMMARY COMPENSATION TABLE

--------------------------------------------------------------------------------
                                                     Annual Compensation
--------------------------------------------------------------------------------
Name
and Principal Position                                Year           Salary ($)
(a)                                                    (b)              (c)
--------------------------------------------------------------------------------
David B. Howe (1)                                     1999               0
Chairman, President, CEO                              1998               0
--------------------------------------------------------------------------------
Sheryl B. Salvadore (2)                               1999               0
Secretary, Treasurer, Director                        1998               0
--------------------------------------------------------------------------------
Thomas M. Tillman (3)                                 1998               0
President of Pinecrest Farms, Inc.                    1999            $13,846
--------------------------------------------------------------------------------

(1) Mr. Howe entered into an employment agreement with the Company at an annual salary of $156,000 beginning in January, 2000.

(2) Ms. Salvadore will receive annual compensation of $39,000 beginning in January, 2000. During 1999, Ms. Salvadore received a stock grant of 10,000 shares of restricted common stock of the Company valued at $1.50 per share.

(3) Mr. Tillman entered into an employment agreement with the Company at an annual salary of $120,000 beginning in November 1999 of which $13,846 was paid through December 31, 1999. Mr. Tillman was also paid car and gasoline allowances in 1999 totaling $1,038. In 1999, Mr. Tillman also received compensation in the amount of $71,500 in exchange for consulting services paid to Tillman & Associates, Inc.

In 1998 and in 1999 there were no Bonuses or Other Annual Compensation awarded, earned or paid.

In 1998 and in 1999 there was no Long Term Compensation and no Other Compensation awarded, earned or paid. Pinecrest's directors are not compensated and the Company has no compensation plan for its directors. The Company's directors are elected by the shareholders at an annual meeting.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and independent investors for $90,000 (Mr. Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Mr. Howe and the investors in connection with his purchase of the Company. These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Limited, and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic growing system. On December 6, 1999, the $60,000 promissory note to Mr. Howe was converted into restricted common shares of the Company at a rate of $6.00 per share for a total of 10,000 shares. The interest due on the note of $3,027.13 was paid in cash.

On December 6, 1999, the remaining balance of $80,000 due to Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company attained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November, 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December, 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. As of December 31, 1999, the shares had been issued to Michael Foundation, Limited and were being held in escrow by legal counsel for Pinecrest, the Company had received a total of $463,000 cash and carried a Subscription Receivable of approximately $437,000.

Item 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

The Company is authorized to issue 100,000,000 shares of common stock, .001 par value per share. The holders of each share are entitled to one vote for each share held and are entitled to dividends when and as declared by the Board of Directors. At December 31, 1999, common shares issued and outstanding totaled 6,027,134. Currently, 7,533,804 common shares are issued and outstanding.

Preferred Stock
---------------

The Company is authorized to issue 10,000,000 shares of preferred stock, no par value, which may be issued in classes or series with various rights and designations to be determined by the Board of Directors. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors. To date, no preferred shares have been issued.

PART II

Item 1. LEGAL PROCEEDINGS.

The Company is not a party to any material litigation.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is listed on the OTC Bulletin Board under the trading symbol "PNCR." The Company's common stock has been traded since January 1999. Currently, the following brokerage firms are making a market in the Company's common stock: Wien Securities, Herzog & Co., Mayer Schweitzer, Inc., GVR Company, Hill Thompson Magid & Co., Knight Securities, Sharpe Capital, Inc., Brockington Securities, Inc., NAIB Trading Corp., Lloyd Wade Securities, Inc., Paragon Capital Corp., Sierra Brokerage Services, Inc., Fleet Bank, Inc., and Paradise Securities, Inc.

The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                         Price per Share
                                                         ---------------
Period Ended                                        High              Low
------------                                        ----              ---

Second Quarter 1999 (ending 12/31/99)              $20.00             $5.00

First Quarter 1999 (ending 09/30/99)               $ 6.38             $3.00

Fourth Quarter 1998 (ending 06/30/99)              $10.38             $2.00

Third Quarter 1998 (ending 03/31/99)               $ 5.75             $1.50

The Company has approximately 201 shareholders of record. The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

Although the Company announced in June, 1999 that it was finalizing arrangements to be listed on the American Stock Exchange, these arrangements had not been finalized as of the filing of this document.

The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.

Information Statement
---------------------

On or about January 10, 2000, the Company mailed to shareholders of record as of close of business on December 31, 1999, an Information Statement in which proxies were not requested or required. The Information Statement was mailed to the Company shareholders in connection with a proposed action by written consent to authorize and approve the following actions:

     (a) an Amendment to the Company's Articles of Incorporation to authorize a class of Preferred Stock, consisting of 10,000,000 authorized shares, no par value and to authorize the Board of Directors to issue such Preferred Stock in one or more series, without further approval of stockholders of the Company and to permit the Board of Directors to establish the attributes of any series of Preferred Stock prior to the issuance of any such series.

     (b) A forward stock split of 5 shares for each 4 shares of common stock issued and outstanding on the record date of December 31, 1999. Any fractional share will be rounded up to the nearest full share. The end result will be the addition of approximately 1,506,770 shares of common stock.

     (c) A tender offer by the Company to purchase shares of common stock from its shareholders for $12 per share with the purchase price to be paid in the form of a debenture with 12% interest to be paid quarterly. The Company shareholders will have until February 29, 2000 to tender the shares and can call for payment anytime after August 31, 2000 and the Company can redeem the debentures at any time. At the time of this filing, no shares had been tendered.

     (d) An Agreement and Plan of Reorganization to acquire 100% of the issued and outstanding common stock of ISBRE or an aggregate of 7,600,000 shares of common stock of the Company. The acquisition is expected to close on or about January 31, 2000. Pursuant to the Agreement, the Company will issue an aggregate of 7,600,000 shares of the Company's common stock to the ISBRE shareholders and retire certain shares owned by the current shareholders of ISBRE. Accordingly, the new combined entity will have approximately 15,200,000 shares issued and outstanding with the ISBRE shareholders owning approximately 50% of the outstanding common stock of the Company.

Subsequent to the mailing of the Information Statement to the Company's shareholders, (i) the Articles of Amendment to the Articles of Incorporation were filed to provide for the authorization of 10,000,000 preferred shares at no par value; (ii) 1,506,770 common shares were issued by the Company's transfer agent in connection with the 5 for 4 stock split and the certificates were mailed to the shareholders on February 4, 2000; (iii) based on the advice of legal counsel, the Company notified its shareholders on February 4, 2000 that the stock tender offer had been abandoned; and (iv) due to protracted due diligence on the potential merger with ISBRE, the Company notified its shareholders on February 4, 2000 that the Company had abandoned its plans to pursue this merger.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were sold in reliance upon Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.

ISSUE                   NO. OF
DATE         TITLE      SHARES      SHARES ISSUED TO       CONSID.       AMOUNT
----         -----      ------      ----------------       -------       ------

02/11/99     Common     380,000     Michael Foundation     Services    $  3,800
02/11/99     Common     380,000     Maple Hill Trust       Services       3,800
02/11/99     Common     280,000     Daisy Schapheer        Cash           2,800
02/11/99     Common     360,000     Robert Goldberg        Cash           3,600
02/11/99     Common     200,000     Walter W. Knitter      Cash           2,000
02/24/99     Common     150,000     Ralph Loveday          Cash           4,500
12/15/99     Common     150,000     Michael Foundation (1) Cash         900,000

------------

(1) As of December 31, 1999, these shares had been isued and are being held in escrow pending payment of a subscription receivable of $437,000.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted under Florida law, its directors and officers against certain liabilities incurred with their service in such capacities. In addition, the Articles provide that the personal liability of the officers to the Company and its stockholders for monetary damages will be limited.

ADDITIONAL INFORMATION

The Exchange Act Registration Statement and the exhibits and schedules thereto filed by Pinecrest may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street NW, Washington, D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically (http://www.sec.gov.) The Internet address for the Company is http://www.pncr.net.

                        PINECREST INVESTMENT GROUP, INC.
                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1999

                            INDEPENDENT AUDIT REPORT

To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA


We have audited the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC. as of June 30, 1999, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PINECREST INVESTMENT GROUP, INC. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




DRAKEFORD & DRAKEFORD, L.L.C.

August 4, 1999

                        PINECREST INVESTMENT GROUP, INC.

                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1999



                                      INDEX
                                      -----



Auditor's Report .................................................      F-1


Balance Sheet ....................................................      F-2


Income Statement .................................................      F-3


Statement of Cash Flows ..........................................      F-4


Statement of Changes in Stockholders' Equity .....................      F-5


Notes to Financial Statements ....................................    F-6-10

                        PINECREST INVESTMENT GROUP, INC.
                                  BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS
                                     ------

Current Assets
         Cash                                           $    1,882
                                                        ----------

                  Total Current Assets                                    1,882
Property, Plant, and Equipment
         Land                                              366,263
                                                        ----------

                  Total Property, Plant, and Equipment                  366,263
Other Assets
         Hydroponic Technology- R & D                    3,452,550
         Organizational Cost                                   193
                  Less: accumulated amortization            (5,878)
                                                        ----------

                           Total Other Assets                         3,446,865
                                                                     ----------

TOTAL ASSETS                                                         $3,815,010
                                                                     ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
         Accounts Payable                               $    2,305
         Accrued Interest Payable                            6,205
         Notes Payable-Current                             129,464
         Mortgage Payable-Current                          288,000
                                                        ----------

                  Total Current Liabilities                             425,974
Long-Term Liabilities
         Notes Payable, Officer                             60,000
                                                        ----------
                  Total Long-Term Liabilities                            60,000
Stockholders' Equity
         Common Stock, $.001 par value,
         100,000,000 authorized, 5,841,200 issued
         and outstanding                                     5,841
         Additional Paid-in Capital                      3,401,992
         Retained Earnings (Deficit)                       (78,797)
                                                        ----------
                  Total Stockholders' Equity                          3,329,036
                                                                     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $3,815,010








    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                                INCOME STATEMENT
                        FOR THE YEAR ENDED JUNE 30, 1999

Income (Development Stage)

Operating Expenses
         Bank Charges                                                  $    115
         Dues and Subscriptions                                             160
         Consulting Fees                                                 26,760
         Amortization Expense                                             5,853
         Insurance                                                          430
         Legal and Professional                                           8,500
         Postage and freight                                                875
         Marketing Expense                                                  679
         Rent                                                             1,000
         Office Supplies and Expense                                        569
         Telephone                                                        2,337
         Stock Transfer Fees                                              2,198
         Public Stock and Administrative Fees                             5,000
         Miscellaneous Expense                                              844
                                                                       --------

                  Total Operating Expenses                               55,320

Other Expenses
         Interest Expense                                                13,256

                  NET LOSS                                             ($68,576)
                                                                       ========

                  Earnings Per Share (Loss)                             $ (.014)

                  Weighted Average Shares Outstanding                 4,806,132







    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1999



Net Loss                                                            ($   68,576)
         Adjustments to reconcile net loss to
         net cash provided by operating activities:
         Amortization expense                                             5,853
                                                                    -----------
         Net cash used in operating activities                          (62,723)

Increase (Decrease) in:
         Accounts payable                                                 2,305
         Accrued interest                                                 6,205
                                                                    -----------
         Net Cash Provided (Used by
           Operating Activities)                                        (54,213)

         Cash Flows From Investing Activities:
         Land                                                          (366,263)
         Other assets                                                (3,452,620)
                                                                    -----------

         Net Cash Used By Investing Activities                       (3,873,096)

         Cash Flows From Financial Activities:
         Notes & mortgages                                              477,464
         Common Stock                                                 3,397,410
                                                                    -----------


Increase in cash                                                    $     1,778
Cash and cash equivalents,
  beginning of period                                                       104
                                                                    -----------

Cash and cash equivalents,
  end of period                                                     $     1,882
                                                                    ===========








     The accompanying notes are an integral part of the financial statements



                                              PINECREST INVESTMENT GROUP, INC.
                                       STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                              FOR THE YEAR ENDED JUNE 30, 1999



                                           Common Shares      Preferred Shares     Capital Amount     Retained Earnings
                                           -------------      ----------------     --------------     -----------------

Balance, June 30, 1998                        4,041,200                           $     6,382          ($   10,221)


         Common Shares Issued under
         Rule 504                             1,750,000                           $    13,660


Activity Pursuant to Technology
   Purchase:

     Common Shares Retired                   (2,185,000)                          $   (90,000)
     Common Shares Issued                     2,235,000                           $ 3,473,750


Net Loss -Year Ended
  June 30, 1999                                                                                             (68,576)
                                            -----------          --------         -----------          ------------

      Balance, June 30, 1999                  5,841,200                             3,407,833          ($   78,797)
                                            ===========          ========         ===========          ===========







                            The accompanying notes are an integral part of the financial statements.

                                                              F-5

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity)

Year End

The Company has elected June 30th as its fiscal year end.

Cash, Equivalents and Fair Value of Financial Instruments

All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128. The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)


Income Taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013. The tax benefit of the loss has been fully reserved as its realization in future periods is not assured.


NOTE B-STOCKHOLDERS' EQUITY

On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

The aforementioned information and technology includes, hydroponic growth solution formulas, equipment and greenhouse specifications, crop and equipment maintenance plans and programs, and trade secrets.

An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars based on man hours and research and development costs.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS




NOTE D-CURRENT AND NON-CURRENT DEBT

Current and non-current debt consists of the following notes and mortgages payable:

                                            Current          Non-Current         Total
                                            -------          -----------         -----

Perfect Produce, Inc.-Line of Credit
Dated March 9, 1999, $100,000 Limit
Rate of interest- 8% per annum. Due
October 1, 1999                             $ 44,464             -0-           $  44,464

Tillman & Associates, Inc.
Hydroponic technology purchase,
dated March 2, 1999. Rate of
interest- 10% per annum. Due
December 31, 1999.                             85,000            -0-              85,000

Hopewell Land Partners. Ltd.
Secured by 40 acres,Lithia, Fl.
Dated April 9, 1999. Rate of
interest- 12%, simple interest.
Interest only, balance April 9, 2000          288,000            -0-             288,000

David Howe,Officer Stock purchase
dated March 2, 1999. Rate of
interest- 10% per annum.
Due September 2, 2000                             -0-          60,000             60,000
                                            ---------         -------          ---------

                  TOTALS                    $ 417,464          60,000          $ 477,464
                                            =========         =======          =========

(See Note-E)

                                               F-9

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE E- RELATED PARTY TRANSACTIONS


On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and independent investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity).

These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

On March 2, 1999, Sheryl Salvadore, the Company's Corporate Secretary, was issued a grant of 10,000 restricted common shares as a bonus at a value of $1.50 per share. As of the date of this audit the shares had not been issued.

                        PINECREST INVESTMENT GROUP, INC.
                          REVIEWED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999

                         INDEPENDENT ACCOUNTANTS' REPORT


To Shareholders of:

PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA


We have reviewed the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC. as of December 31,1999, and the related statements of income, stockholders' equity and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of PINECREST INVESTMENT GROUP, INC.

A review consists principally of inquiries of management and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared solely from the accounts of PINECREST INVESTMENT GROUP, INC.





DRAKEFORD & DRAKEFORD, L.L.C.

February 1, 2000

                        PINECREST INVESTMENT GROUP, INC.

                          REVIEWED FINANCIAL STATEMENTS

                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999





                                      INDEX
                                      -----




Accountant's Report ..............................................      F-11


Balance Sheet ....................................................      F-12


Income Statement .................................................      F-13


Statement of Cash Flows ..........................................      F-14


Statement of Changes in Stockholders' Equity .....................      F-15


Notes to Financial Statements ....................................     F-16-21

                        PINECREST INVESTMENT GROUP, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1999
                                    REVIEWED

                                     ASSETS
                                     ------

Current Assets
         Cash                                           $   54,213
         Stock Subscriptions Receivable                    437,219
                                                        ----------

                          Total Current Assets                          491,432
Property, Plant, and Equipment

         Office Equipment                                    7,129
         Land                                              370,263
                                                        ----------

                  Total Property, Plant, and Equipment                  377,392
Other Assets

         Hydroponic Technology- R & D                    3,452,550
         Organizational Cost                                   193
         Investment in Sub-Pinecrest Farms, Inc.           218,985
                                                        ----------
                                                         3,671,728

                       Less: Accum. Deprec. & Amort.       ( 5,878)
                                                        ----------

                          Total Other Assets                          3,665,850
                                                                     ----------

TOTAL ASSETS                                                         $4,534,674
                                                                     ==========
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
         Mortgage Payable-Current                       $  288,000
                                                        ----------

                        Total Current Liabilities                       288,000


Stockholders' Equity
     Common Stock, $.001 par value,
     100,000,000 authorized, 6,024,530 issued
         and outstanding                                     6,025
         Additional Paid-in Capital                      4,456,808
         Retained Earnings (Deficit)                      (216,159)
                                                        ----------
                      Total Stockholders' Equity                      4,246,674
                                                                     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $4,534,674
                                                                     ==========



    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                                INCOME STATEMENT
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                    REVIEWED


Income (Development Stage)

Operating Expenses
            Executive Bonuses                                         $  15,000
            Advertising                                                     311
            Automotive Expense                                            3,072
            Bank Charges                                                    199
            Travel and Entertainment                                      2,204
            Consulting Fees                                              48,756
            Insurance                                                     1,608
            Repairs and Maintenance                                         331
            Taxes and Licenses                                              550
            Postage and freight                                           1,225
            Marketing Expense                                            25,023
            Rent                                                          6,311
            Office Supplies and Expense                                   2,290
            Telephone                                                     6,658
            Stock Transfer Fees                                           1,119
            Public Stock and Administrative Fees                          6,339
            Miscellaneous Expense                                           627
                                                                      ---------

                  Total Operating Expenses                              121,623
                                                                      ---------

Other Expenses

            Interest Expense                                             15,739
                                                                      ---------

            NET LOSS                                                  ($137,362)
                                                                      =========

            Earnings Per Share (Loss)                                  $  (.023)

            Weighted Average Shares Outstanding                       5,858,138







    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                             STATEMENT OF CASH FLOWS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                    REVIEWED




   Net Loss                                                         ($  137,362)
                                                                    -----------

            Net cash used in operating activities                      (137,362)

Increase (Decrease) in:



            Stock Subscriptions Receivable                             (437,219)
            Accounts payable                                             (2,305)
            Accrued interest                                             (6,205)
            Notes Payable                                              (189,464)
                                                                    -----------

            Net Cash Provided (Used by
              Operating Activities)                                    (772,555)

            Cash Flows From Investing Activities:
            Land                                                         (4,000)
            Other assets                                                 (7,129)
            Other Investments                                          (218,985)
                                                                    -----------

            Net Cash Used By Investing Activities                      (230,114)

            Cash Flows From Financial Activities:

            Common Stock                                              1,055,000
                                                                    -----------

   Increase in cash                                                 $    52,331


   Cash and cash equivalents,
     beginning of period                                                  1,882



   Cash and cash equivalents,
    end of period                                                   $    54,213
                                                                    ===========






     The accompanying notes are an integral part of the financial statements

                                             PINECREST INVESTMENT GROUP, INC.
                                      STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                       FOR THE SIX MONTHS ENDED DECEMBER 31, 1999
                                                        REVIEWED



                                     Common Shares      Preferred Shares   Capital Amount       Retained Earnings
                                     -------------      ----------------   --------------       -----------------

Balance, June 30, 1999                 5,841,200                             3,401,992             (78,797)


     Common Shares Issued
         Under rule 504                  150,000                               900,000

     Common Shares Issued
         To Discharge Debt                23,334                               140,000

     Common Shares Issued
         As Executive Bonus               10,000                                15,000



     Net Loss for the six
         months ended
         December 31,1999                                                                         (137,362)
                                       ---------           -------           ---------           ---------


Balance, December 31, 1999             6,024,534              --             4,462,833            (216,159)
                                       =========           =======           =========           =========






                   The accompanying notes are an intergral part of the financial statements

                                                     F-15



                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
     The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity)

     Year End
     The Company has elected June 30th as its fiscal year end.

     Cash, Equivalents and Fair Value of Financial Instruments.
     All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share
     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128. The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)


Income Taxes
     Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013. The tax benefit of the loss has been fully reserved as its realization in future periods is not assured.


NOTE B-STOCKHOLDERS' EQUITY
     On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

     Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

     On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS




NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY
     On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

     The aforementioned information and technology purchase includes, hydroponic growth solution formulas, equipment and greenhouse specifications and crop and equipment maintenance plans and programs, and trade secrets.

     An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars based on man hours and research and development costs.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS


NOTE D-MORTGAGE PAYABLE
Current debt consists of the following mortgage payable:


                                              Current        Non-Current            Total
                                              -------        -----------            -----
Hopewell Land Partners. Ltd.
Secured by 40 acres,Lithia, Fl.
Dated April 9, 1999. Rate of
interest- 12%, simple interest.
Interest only, balance April 9, 2000        $  288,000            -0-             $  288,000
                                            ----------        ----------          ----------

                  TOTALS                    $  288,000            -0-             $  288,000
                                            ==========        ==========          ==========



     On April 9, 1999 the Company purchased a 40-acre tract of land in Lithia, Fl., approximately 20 miles southeast of its Tampa, Fl. corporate offices, for $360,000. The Company provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly for one year, at which time, April 9, 2000, the balance is due and payable in full. The Company is pursuing mortgage financing via a U.S. Rural Development Act Loan. However, discussions with interested private lenders and individuals indicate that, should the need arise, refinancing the first mortgage would not be a problem since the value of the property along with the improvements to be built over the next couple of months would indicate a loan-to-value ratio of less than 50 percent.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS





     NOTE E- RELATED PARTY TRANSACTIONS

     On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and affiliated investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity). As of December 6, 1999, this debt was converted to 10,000 shares of restricted stock.

     These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

     On December 6, 1999, the remaining balance of $80,000 due Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

     In December 1999, 10,000 restricted shares of common stock were issued to Sheryl Salvadore, the Company's Corporate Secretary, pursuant to a grant to her as a bonus on March 2, 1999 at a value of $1.50 per share.

     In March 1999, the Company entered into a convertible line of credit with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited, to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company attained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. As of December 31, 1999, the shares had been issued to Michael Foundation, Limited and were being held in escrow by legal counsel for Pinecrest, the Company had received a total of $463,000 cash and carried a Subscription Receivable of approximately $437,000.

                        PINECREST INVESTMENT GROUP, INC.
                          NOTES TO FINANCIAL STATEMENTS



     NOTE F- INVESTMENT IN SUBSIDIARY

     On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms, Inc., functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

     As of December 31, 1999, substantially all expenditures charged to Investment in Subsidiary-Pinecrest Farms, Inc., were comprised of deposits on greenhouse materials, engineering and subcontractor retainers, permitting costs and Thomas Tillman's salary. Therefore, these financial statements account for those expenses as one line rather than as consolidated financial statements.




     NOTE G- SUBSEQUENT EVENTS

     On January 10, 2000 the Company's Board of Directors' approved a 5 for 4 stock split for shareholders of record on December 31, 1999, for a total of 1,506,770 additional shares. Also, the Board adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999, which was approved by a majority of the shareholders. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

     On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share.



PART III

Item 1.           INDEX TO EXHIBITS.

Exhibit                    Description of Document
-------                    -----------------------

3(i)                Articles  of  Incorporation  for  Synthetic  Flowers  of  America,  Inc.  (now known as
                    Pinecrest Investment Group, Inc.) filed  September 5, 1997.

3(ii)               Articles  of  Amendment  to  Articles  of  Incorporation  of
                    Synthetic  Flowers of America,  Inc.,  (name  change)  filed
                    February 15, 1999.

3(iii)              Articles of Amendment to Articles of Incorporation of Pinecrest Investment Group, Inc.
                    (to authorize preferred shares) filed January 25, 2000.

3(iv)               Bylaws.

10.0                Stock  Purchase   Agreement  between  Synthetic  Flowers  of
                    America, Inc., Sheila Langley and David B. Howe and assigns, dated January 15, 1999.

10.1                Stock Purchase Agreement between Pinecrest Investment Group and David B. Howe, dated
                    March 2, 1999.

10.2                Agreement for Sale and Purchase of Business Assets between Tillman & Associates, Inc.
                    and Pinecrest Investment Group, Inc., dated March 2, 1999.

10.3                Agreement for Sale and Purchase of Business Assets between Michael Foundation,  Limited and Pinecrest Investment Group, Inc. dated March 2, 1999.

10.4                Mortgage and accompanying Promissory Note on purchase of 40 acre land tract

10.5                Employment  Agreement between  Pinecrest  Investment Group, Inc. and Thomas M. Tillman,
                    dated November 22, 1999.

10.6                Employment  Agreement between Pinecrest Investment Group, Inc. and David B. Howe, dated
                    January 1, 2000.

21.0                Subsidiaries of Pinecrest Investment Group, Inc.

27.0                Financial Data Schedule.

99.0                Form of Stock Certificate.

99.1                Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999.

Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       PINECREST INVESTMENT GROUP, INC.


Date:    February 7, 2000              By:  s/  David B. Howe
       ------------------                   ------------------------------------
                                                David B. Howe, President